BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Bryce Cox B.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

December 23, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: BALLAD GOLD & SILVER LTD. (the "Issuer")
Filing of documents under Section 12g3-2(b),
***Securities Act* of 1934**
File No. 82-4000

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since September 13, 2005:

A. Copy of the Issuer's Annual Report on Form 6 as of August 22, 2005 filed with the Registrar of Companies.

B. Copy of Transition Application dated December 6, 2005 filed with the Registrar of Companies.

C. Copy of Notice of Articles dated December 6, 2005 issued by the Registrar of Companies.

D. Unaudited Financial Statements and accompanying MD&As

- copy of unaudited financial statements for the period ended September 30, 2005 with relevant MD&A.

E. Copies of Forms 52-109F2 (Certification of Interim Filings) filed with the British

dw 1/5

Columbia and Alberta Securities Commissions.

F. Copies of news releases issued during the relevant period.

G. Copies of Material Change Reports (Form 51-102F3) filed with the British Columbia and Alberta Securities Commissions.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER:

GWEN WEGNER
Paralegal

Enclosures

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Annual Report

BC COMPANY

FORM 6
BUSINESS CORPORATIONS ACT
Section 51

Filed Date and Time: **September 28, 2005 09:03 AM Pacific Time**

ANNUAL REPORT DETAILS

NAME OF COMPANY

BALLAD GOLD & SILVER LTD.
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

INCORPORATION NUMBER
BC0075655

DATE OF RECOGNITION
August 22, 1967

DATE OF ANNUAL REPORT
(ANNIVERSARY DATE OF RECOGNITION IN BC)
August 22, 2005

OFFICER INFORMATION AS AT August 22, 2005

Last Name, First Name, Middle Name:
BERUSCHI, ANTHONY J.
Office(s) Held: (CEO, President)

Mailing Address:
320 9TH STREET
REVELSTOKE BC V0E2S0

Delivery Address:
320 9TH STREET
REVELSTOKE BC V0E2S0

Last Name, First Name, Middle Name:
ROLAND, RAYMOND
ffice(s) Held: (CFO)

Mailing Address:
305-1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

Delivery Address:
305-1132 HARO STREET
VANCOUVER BC V6E 1C9
CANADA

Last Name, First Name, Middle Name:
WEGNER, GWEN
Office(s) Held: (Secretary)

Mailing Address:
SUITE 407, 2575 WARE STREET
ABBOTSFORD, BC V2S3E2

Delivery Address:
SUITE 407, 2575 WARE STREET
ABBOTSFORD, BC V2S3E2

82-4000

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

RON TOWNSHEND
December 6, 2005

Transition Application

FORM 43
BUSINESS CORPORATIONS ACT
Section 437

FILING DETAILS: *Transition Application for:*
BALLAD GOLD & SILVER LTD.

Filed Date and Time: **December 6, 2005 04:42 PM Pacific Time**

Transition Date and Time: **Transitioned on December 6, 2005 04:42 PM Pacific Time**

TRANSITION APPLICATION

This confirms there has been filed with the registrar all records necessary to ensure that the information in the corporate registry respecting the directors of the company is, immediately before the transition application is submitted to the registrar for filing, correct.

Incorporation Number:
BC0075655

Name of Company:
BALLAD GOLD & SILVER LTD.

NOTICE OF ARTICLES

Name of Company:
BALLAD GOLD & SILVER LTD.

REGISTERED OFFICE INFORMATION

Mailing Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
BERUSCHI, ANTHONY J.

Mailing Address:
PO BOX 450
REVELSTOKE BC V0E 2S0
CANADA

Delivery Address:
320 9TH STREET
REVELSTOKE BC V0E 2S0
CANADA

Last Name, First Name, Middle Name:
ROLAND, RAYMOND W.

Mailing Address:
305 1132 HARO ST
VANCOUVER BC V6E 1C9
CANADA

Delivery Address:
305 1132 HARO ST
VANCOUVER BC V6E 1C9
CANADA

Last Name, First Name, Middle Name:
HALAGAN, JOHN

Mailing Address:
4531 RANCH GROVE
IRVINE CA 92604
UNITED STATES

Delivery Address:
4531 RANCH GROVE
IRVINE CA 92604
UNITED STATES

PRE-EXISTING COMPANY PROVISIONS

The Pre-existing Company Provisions apply to this company.

AUTHORIZED SHARE STRUCTURE

1.	100,000,000	COMMON Shares	Without Par Value Without Special Rights or Restrictions attached

82-4000

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

RON TOWNSHEND
December 6, 2005

This Notice of Articles was issued by the Registrar on: December 6, 2005 04:42 PM Pacific Time

Incorporation Number: **BC0075655**

Recognition Date: Incorporated on August 22, 1967

NOTICE OF ARTICLES

Name of Company:

BALLAD GOLD & SILVER LTD.

REGISTERED OFFICE INFORMATION

Mailing Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
BERUSCHI, ANTHONY J.

Mailing Address:
PO BOX 450
REVELSTOKE BC V0E 2S0
CANADA

Delivery Address:
320 9TH STREET
REVELSTOKE BC V0E 2S0
CANADA

Last Name, First Name, Middle Name:
ROLAND, RAYMOND W.

Mailing Address:
305 1132 HARO ST
VANCOUVER BC V6E 1C9
CANADA

Delivery Address:
305 1132 HARO ST
VANCOUVER BC V6E 1C9
CANADA

Last Name, First Name, Middle Name:
HALAGAN, JOHN

Mailing Address:
4531 RANCH GROVE
IRVINE CA 92604
UNITED STATES

Delivery Address:
4531 RANCH GROVE
IRVINE CA 92604
UNITED STATES

PRE-EXISTING COMPANY PROVISIONS

The Pre-existing Company Provisions apply to this company.

AUTHORIZED SHARE STRUCTURE

1.	100,000,000	COMMON Shares	Without Par Value Without Special Rights or Restrictions attached

82-4000

BALLAD GOLD & SILVER LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2005

(Unaudited – Prepared by Management)

BALLAD GOLD & SILVER LTD.

September 30, 2005

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

BALLAD GOLD & SILVER LTD.
CONSOLIDATED BALANCE SHEETS

	(Unaudited) September 30, 2005	(Audited) December 31, 2004
ASSETS		
Current		
Cash	$ 2,097	$ 5,507
Marketable securities	1,500	1,500
Amounts receivable	11,024	21,907
Prepaid expenses	5,214	-
	19,835	28,914
Equipment – Note 2	14,901	18,226
Mineral properties	939,644	873,290
	$ 974,380	$ 920,430
LIABILITIES		
Current		
Accounts payable and accrued liabilities – Note 4	$ 871,013	$ 624,005
SHAREHOLDERS' DEFICIENCY		
Share capital – Note 3	13,029,508	12,779,508
Shares subscribed – Note 3	-	150,000
Contributed surplus resulting from stock based compensation	1,146,867	1,146,867
Deficit	(14,073,008)	(13,779,950)
	103,367	296,425
	$ 974,380	$ 920,430

APPROVED BY THE DIRECTORS:

"Raymond Roland", Director *"Anthony Breuschi"*, Director

SEE ACCOMPANYING NOTES

BALLAD GOLD & SILVER LTD.
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
for the three months and nine months ended September 30, 2005 and 2004
(Unaudited – Prepared by Management)

	Three months ended September 30, 2005	Three months ended September 30, 2004	Nine months ended September 30, 2005	Nine months ended September 30, 2004
Administrative Expenses				
Accounting and audit	$ **1,000**	$ 3,000	$ **17,973**	$ 17,400
Amortization	**1,016**	1,155	**3,325**	3,464
Consulting fees – Note 5	**9,236**	4,994	**38,664**	17,748
Filing fees	**-**	775	**7,647**	13,340
Interest, foreign exchange	**11,447**	20	**34,288**	6,331
Legal – Note 5	**-**	44,914	**20,943**	89,753
Management fees	**7,500**	7,500	**22,500**	22,500
Office and miscellaneous	**11,827**	11,384	**30,795**	25,145
Rent	**9,300**	9,300	**27,900**	27,900
Shareholder communication	**21,189**	11,668	**74,055**	62,164
Transfer agent	**1,469**	1,319	**4,053**	4,354
Travel and promotion	**3,669**	7,567	**10,915**	13,247
Net loss before other item	**(77,653)**	(103,596)	**(293,058)**	(303,346)
Other item				
Non-cash compensation charge - Note 3	**-**	-	**-**	(75,067)
Net loss for the period	**(77,653)**	(103,596)	**(293,058)**	(378,413)
Deficit, beginning of period	**(13,995,355)**	(13,501,127)	**(13,779,950)**	(13,226,310)
Deficit, end of period	**$ (14,073,008)**	$ (13,604,723)	**$ (14,073,008)**	$ (13,604,723)
Basic and diluted loss per share	**$ (0.01)**	$ (0.02)	**$ (0.01)**	$ (0.02)

SEE ACCOMPANYING NOTES

BALLAD GOLD & SILVER LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months and nine months ended September 30, 2005 and 2004
(Unaudited – Prepared by Management)

	Three months ended September 30, 2005	Three months ended September 30, 2004	Nine months ended September 30, 2005	Nine months ended September 30, 2004
Operating Activities				
Net loss for the period	$ (77,653)	$ (103,596)	$ (293,058)	$ (378,413)
Add (deduct) items not affecting cash:				
Amortization	1,016	1,155	3,325	3,464
Non-cash compensation charge	-	-	-	75,067
	(76,637)	(102,441)	(289,733)	(299,882)
Changes in non-cash working capital items related to operations:				
Accounts receivable	250	(5,306)	10,883	14,699
Prepaid expenses	-	(550)	(5,214)	(268)
Accounts payable	73,462	79,425	247,008	92,860
	(2,925)	(28,872)	(37,056)	(192,591)
Investing Activities				
Acquisition of capital assets	-	-	-	(4,029)
Deferred exploration expenditures	-	(99,415)	(66,354)	(337,895)
	-	(99,415)	(66,354)	(341,924)
Financing Activities				
Issuance of common shares	-	95,000	250,000	95,000
Share subscriptions	-	(10,000)	(150,000)	-
	-	85,000	100,000	95,000
Increase (Decrease) in cash during the period	(2,925)	(43,287)	(3,410)	(439,515)
Cash, beginning of period	5,022	50,838	5,507	447,066
Cash, end of period	$ 2,097	$ 7,551	$ 2,097	$ 7,551
Supplemental disclosure of cash flow information:				
Cash paid for:				
Interest	$ -	$ -	$ -	$ -
Income taxes	$ -	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

BALLAD GOLD & SILVER LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2005
(Unaudited – Prepared by Management)

Note 1 Interim Reporting

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and changes in cash flows for the interim periods presented. These interim financial statements follow the same accounting policies and methods of their application as the Company's December 31, 2004 financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual December 31, 2004 financial statements.

These consolidated interim financial statements include the accounts of the Company and its wholly owned Peruvian incorporated subsidiaries, Ballad Enterprises Del Peru S.R. Ltda., Balad Exploration S.A., TVX Minera Del Peru S.A., and Compania Minera San Antonio. All inter-company transactions and balances have been eliminated.

Note 2 Equipment

	Cost	Accumulated Amortization	Net Carrying Amount 2005	Net Carrying Amount 2004
Computer equipment	$ 26,967	$ 20,857	$ 6,110	$ 8,514
Office equipment	17,983	9,192	8,791	8,935
	$ 44,950	$ 30,049	$ 14,901	$ 17,449

Note 3 Share Capital

Authorized:

100,000,000 common shares without par value

Issued:	Number of Shares	$
Balance, December 31, 2003	17,888,533	12,564,508
For cash:		
– pursuant to the exercise of share purchase warrants – at $0.20	475,000	95,000
For property option – at $0.60 (Note 4)	200,000	120,000
Balance, December 31, 2004	18,563,533	12,779,508
Pursuant to private placement – at $0.1125	2,222,222	250,000
Balance, September 30, 2005	20,785,755	13,029,508

Note 3 Share Capital - (cont'd)

During the year ended December 31, 2004, the Company agreed to a private placement of 1,111,111 units at $0.225 per unit. Each unit comprises two common shares and one Series "A" two-year share purchase warrant, with each such share purchase warrant entitling the holder to purchase two additional common shares of the Company at $0.15 per share.

During the period ended June 30, 2005 the Company closed this private placement. A portion of the private placement consisting of 931,111 units (1,862,222 shares) was issued on a flow-through basis for total proceeds of $209,500.

Share Purchase Warrants

At September 30, 2005, the following share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
1,264,667	$0.60	November 18, 2005
1,264,667		

The weighted average remaining life of all outstanding warrants is .60 years

Stock Option Plan

The Company follows the policies of the TSX-V under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The Company granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

A summary of the status of the Company's stock option plan as of September 30, 2005 and 2004 and changes during the years then ended is presented below:

Note 3 Share Capital - (cont'd)

Stock Option Plan – (cont'd)

	September 30, 2005		September 30, 2004	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	1,788,853	$0.76	1,555,000	$0.80
Granted			258,853	$0.55
Expired/cancelled	(1,530,000)	$0.80	-	
Options outstanding and exercisable at end of period	258,853	$0.13	1,813,853	$0.76

The weighted average remaining life of all outstanding stock options is .58 years

At September 30, 2005, 1,788,853 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Options	Exercise Price	Expiry Date
258,853	$0.13	April 6, 2006
258,853		

Note 4 Related Party Transactions

During the nine months ended September 30, 2005 and 2004, the Company incurred the following costs charged by directors of the Company and companies controlled by directors of the Company:

	2005	2004
Consulting fees	$ 27,000	$ -
Interest	19,650	-
Legal	20,000	88,410
	$ 66,650	$ 88,410

Note 4 Related Party Transactions – (cont'd)

The above transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

At September 30, 2005, accounts payable and accrued liabilities includes $306,780 (2004: $62,269) due to directors of the Company and companies controlled by directors of the Company. This amount includes cash advances from the President of the Company in relation to financing the Company' s operations and exploration programs.

Note 5 Subsequent Event

Subsequent to September 30, 2005, the Company agreed to a non-brokered private placement financing of up to $900,000, composed of 7.2 million units at 12.5 cents per unit. Each unit is one share and one transferable warrant entitling the holder to purchase one additional share for 16.5 cents per share for a period of two years. A portion of the financing will be issued on a flow-through basis. Funds from the financing will be used for exploration, working capital, property payments, payment of debts, general corporate purposes and property investigations. Finders' fees may be payable on a portion of the financing in shares and/or cash.

BALLAD GOLD & SILVER LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

NOVEMBER 29, 2005

For the nine months ended September 30, 2005, Ballad Gold & Silver Ltd. ("Ballad" or the "Company") has prepared this management discussion following the requirements of National Instrument 51-102 ("NI-51-102"). This Management Discussion and Analysis of the results of operations as of November 29, 2005 provides information on the operations of Ballad for the nine-month period ended September 30, 2005 and subsequent to the period end and should be read in conjunction with the audited financial statements and accompanying notes for the year ended December 31, 2004.

OVERVIEW

Ballad is a mining exploration company. The Company's shares are listed and called for trading on the TSX Venture Exchange under the trading symbol "BGS".

The Company conducts natural resource exploration and development operations with interests in gold, silver, base and other precious metal exploration and development properties in Canada and South America. In South America, the Company has conducted exploration in Peru and Argentina.

Mineral Properties

	TVX Concessions Peru	Penascudo Gold-Silver Property, Argentina	Rabbit North Canada	Total
Balance, December 31, 2003	$ 12,599	$ 321,889	$ 28,000	$ 362,488
Acquisition Costs				
– cash	-	-	20,000	20,000
– shares	-	-	120,000	120,000
	-	-	140,000	140,000
Deferred Exploration Expenditures				
– administration	-	-	17,275	17,275
– assay costs	-	4,112	9,058	13,170
– concession fees	8,169	36,195	-	44,364
– drilling	-	-	70,984	70,984
– field work	-	-	2,575	2,575
– geological consulting	-	162,225	49,625	211,850
– travel	-	10,584	-	10,584
	8,169	213,116	149,517	370,802
Balance, December 31, 2004	$ 20,768	$ 535,005	$ 317,517	$ 873,290
Deferred Exploration Expenditures				
– concession fees	-	15,134	-	15,134
– geological consulting	-	42,211	-	42,211
– travel	-	9,009	-	9,009
	-	66,354	-	66,354
Balance, September 30, 2005	$ 20,768	$ 601,359	$ 317,517	$ 939,644

Mineral Properties – Cont'd.

Penascudo Gold-Silver Property, Argentina

During the year ended December 31, 2004 Ballad successfully completed Phase I of the Exploration Program on the Penascudo Gold & Silver Property.

Exploration featured four primary objectives.

- To confirm of Bonanza grade gold and silver sampling results from the high grade El Rey ("The King") Vein located within the Pedro Mina.
- To search for surface continuation of the El Rey Vein along strike where it trends under overburden.
- To identify additional veins or indications of veins on surface near the El Rey Vein to further increase the potential known size of the system hosting high grade mineralization.
- To establish trenching targets at the El Rey Zone for follow-up drilling testing.

Ballad successfully achieved all four objectives:

- Bonanza Grade Results

  The high grade gold values obtained by Ballad at the El Rey Vein are encouraging in suggesting the property's potential to host a high grade, Low Suphidation Epithermal deposit. Previous results assayed as high as 1,102.99 grams per ton (32.18 ounces per ton) gold (Au) and 704.7 grams per ton (20.56 ounces per ton) silver (Ag) on a 0.35 meter chip sample from the 55 meter exposure of the El Rey Vein.

  During the recently completed Phase 1 Exploration Program a confirmation chip sample at the El Rey Vein returned 1,365 grams per ton (39.81 ounces per ton) Au and 1,730 grams per ton (50.46 ounces per ton) Ag.

  Visible high grade gold was also observed at the El Rey Vein.

  The presence of visible gold with high grade gold values within the El Rey Vein confirms the systems' potential to host high grade gold and silver mineralization.

- El Rey Extension

  Exploration near the El Rey Vein focused on discovering surface evidence of an extension of the El Rey Vein in order to increase the potential of the high-grade gold mineralization prior to trenching and drilling.

  Ballad reported that additional gold and silver mineralization was discovered approximately 200 metres along strike northeast of the El Rey Vein during recent surface sampling. This apparent extension of the El Rey Vein outcropped for a strike length of over 21 meters and measured between 0.15 to 0.30 meters in width on surface. Preliminary chip samples of this vein returned anomalous gold values between 0.278 and 0.438 ppm.

Mineral Properties – Cont'd

Penascudo Gold-Silver Property, Argentina – Cont'd

The apparent extension of mineralization from the El Rey Vein is considered by independent consulting geologists to suggest the El Rey Vein may be more than 255 metres in strike length along surface alone. Most of the El Rey Vein remains covered by overburden and Ballad plans to expose this vein and any possible extensions along strike through trenching during the next field season.

- Additional Gold Bearing Vein

Ballad reported the important discovery of a second, high-grade, parallel striking, vein 60 meters to the north of the El Rey Vein.

This second vein outcrops briefly for 6 metres along strike with a width up to 10 cm and returned from a chip sample values of 15.60 grams per ton Au and 203 grams per ton Ag over 3 metres along strike.

This newly discovered vein is open on both ends along strike as it dips under overburden to the northeast and southwest and is a target for trenching to extend known mineralization to the northeast and southwest. Between this new high grade vein discovery and the Bonanza grade El Rey Vein 60 metres away Ballad's geologists were unable to sample due to overburden therefore more veins may be present at surface between these veins. This covered area will be a high priority trenching target with a view to exposing additional gold bearing veins.

Overall, the presence of visible gold and high-grade gold and silver values within a multi-vein system is considered by Ballad's geologists to be encouraging in its hunt for a Bonanza-grade, low sulphidation, epithermal deposit at Penascudo.

- Further Exploration

The Phase I Exploration Program was successful in establishing a number of trenching targets of excellent merit. Ballad has also been advised by its consulting geologists that exploration results to date have established a number of drill targets.

Only a portion of Penascudo's potential has been tested on surface. Limited surface sampling during the Phase 1 Exploration Program beyond the El Rey Vein discovery area has identified other areas of exploration interest on the Penascudo Property, including numerous additional veins, some of which measure up to 5 metres in width. Sampling of these areas is preliminary and additional exploration is required to determine the potential of these large veins and the possible influence they may have on the potential of the Penascudo Property.

Exploration at El Rey is now scheduled to focus on the additional veins and parallel zones that were identified as occurring along strike of, and adjacent to, the main El Rey Gold/Silver Vein, and between it and previously identified anomalous zones, thereby opening the potential for a larger silicified and quartz vein bearing zone.

Mineral Properties – Cont'd

Penascudo Gold-Silver Property, Argentina – Cont'd

> Trenching will be designed to prove lateral continuity of the vein system, aid in establishing tonnage and potentially grade, and provide a basis for interpreting the epithermal vein system to be longer, thereby generating excellent potential for further discoveries both in between and at distances from the end of known veins.
>
> The 2004 Phase 1 Chip Sampling Program was conducted by and under the direct supervision of Independent Qualified Person Bohumil (Boris) Molak, Ph.D, P.Geo.

On June 11, 2003 Ballad and Golden Arrow Corporation (formerly IMA Exploration Inc.) ("Golden Arrow") reached an agreement for Ballad to acquire by option up to an 85% interest in the 9,000 hectare Penascudo Gold-Silver Project from Golden Arrow. The Penascudo Gold-Silver Project is located in the Patagonia region of Southern Argentina, the source area of a string of recent gold and silver discoveries, the most recent being the spectacular Navidad high-grade silver discovery by Golden Arrow.

At Penascudo, gold in outcrop was discovered by Golden Arrow's geologists in November 2002 with visible gold in quartz veins within an area underlain by a 5 square kilometer (2 square mile) large rhyolite dome. The visible gold occurs in low sulphidation epithermal type quartz veins within this dome. Initial mapping has found a number of additional quartz veins within this dome. Discoveries of gold and silver in outcrop, especially discoveries of the epithermal type apparent at Penascudo, have increased recently in Patagonia as this region is only now being explored to the point of making the area a premium hunting ground for these types of gold deposits in the world.

The agreement between Ballad and Golden Arrow provided the Company with a 60 day period to conduct a review of the property including a due diligence geological study of the Penascudo Property for the Company by an Independent Qualified Person.

The Company's independent Qualified Person conducted an initial review of the discovery area, named the EL REY Gold/Silver zone. Results from that initial review include bonanza grade chip samples assaying up to 1,102.99 grams/tonne gold (32.18 oz/ton) and 704.7 grams/tonne silver (20.56 oz/ton) over a 0.35 meter wide vein structure and grab samples assaying as high as 1,098.23 grams/tonne gold (32.04oz/ton) and 1,144.5 grams/tonne silver (33.39 oz/ton) over the same vein system.

Golden Arrow granted the Company an option to earn an initial 70% interest in the property for incurring US $1,800,000 of exploration work staged over five years, making a one time US $300,000 cash payment to exercise the option and issuing 500,000 post consolidation common shares at the approval of the option by the TSX Venture Exchange and a further 500,000 common shares on the exercise of the option. The Company's interest is subject to a 1.5% NSR Royalty. Ballad may increase its interest by funding a feasibility study.

During the nine months ended September 30, 2005 Ballad incorporated its Argentinean subsidiary, Compania Minera San Antonio ("San Antonio"). Legal title to the Alberto, Pedro, Rolando, Fernando, Ivan Daniel and Cecilia minas has been registered in the name of Compania Minera San

Mineral Properties – Cont'd

Penascudo Gold-Silver Property, Argentina – Cont'd

Antonia S.A. to help facilitate exploration in Argentina. Exploration scheduled for 2005 has been delayed while Ballad works to resolve considerations raised by two of 12 rights holders to the surface overlaying the property. During the nine months ended September 30, 2005 Ballad incurred $66,354 in deferred exploration costs and concession fees.

Rabbit North Property

The Rabbit North property holds a large (over 8,000 ha) alkaline type porphyry copper-gold alteration system with very good potential to host a copper-gold deposit like the Afton Mine and high grade gold.

Exploration in the past included geological mapping, induced polarization, soil sampling surveys and percussion and diamond drilling. No reserves or resources have been delineated as yet. Exploration by Ballad, including diamond drilling, is reported below. The initial exploration target was an alkaline copper-gold deposit like the nearby Afton Mine where recent drilling established indicated resources of 34.3 mt @ 1.55% Cu, 1.14 g/t Au, 3.42 g/t Ag and 0.13 g/t Pd. Such grades are much higher than have been found traditionally in the porphyry copper mines of British Columbia and are desirable in today's very competitive metals markets.

Historically, the past exploration campaigns at Rabbit North established the presence of widespread copper–gold mineralization centred on the alkaline intrusive complex. Drilling found several areas with copper- gold mineralization. Drill targeting was hampered by extensive glacial overburden and barren tertiary basalt cover over most of the hydrothermally altered rock. Consequently large tracts of the alteration system have never been drill tested. A drilling campaign in 1997 uncovered an important new style of mineralization on the property: high grade gold in fracture zones at the western edges of the alteration zone. The best grades intersected were: 15.4 g/t Au over 8 m with the best interval having 27.6 g/t Au over 2 m. Based on the geology of the drill holes and several test pits, it is interpreted that several sub-parallel gold zones occur over an area measuring at least 100 by 400 meters.

A second historical exploration development at Rabbit North was the 1996 Enzyme Leach exploration over the whole property. This type of geochemistry is capable of detecting oxidizing zones of sulphides under thick cover. Five anomalies were discovered and one was drilled in 1997. This drill hole, spudded on barren bedrock, discovered copper-gold mineralization 150m below surface. The large size of the alteration system and its similarities to alkaline environments like Afton indicate the potential for very significant copper-gold mineralization at Rabbit North.

In late November 2003, a trenching program was carried out on the property and work was completed on the preparation of targets for the drilling program that was planned for 2004.

In July, 2004 Phase 1 of a diamond drilling program was completed by Ballad at Rabbit North pursuant to its option agreement of the Rabbit North Property.

BALLAD GOLD & SILVER LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

Mineral Properties – Cont'd

Seven holes (811 m) were completed on time and within budget. Two holes were cut short because of drilling difficulties and five were completed to target depth. Hole 7 was aimed at porphyry copper-gold mineralization. Holes 2, 3 and 4 were aimed at high grade gold in quartz-pyrite zones that were originally found in 1997 and graded up to 15.5 g/t Au over an 8 m intercept. Drilling holes 3 and 4 has now indicated that this zone appears to have a true width of 2.8 m.

Rabbit North Property – Cont'd

The new holes also established that the quartz-pyrite zones strike in a west-northwesterly direction and have a true width of 1.5 to 3 m Medium to lower grade gold values were obtained in the 2004 drill holes.

Hole No	Core Size	Interval m	length	Au g/t	Cu %
2	NQ2	50-54	4m	2.28	-
2	NQ2	118-122	4m	5.10	-
3	NQ2	54.1-56	1.9m	2.39	-
4	NQ2	72.8-76	3.2m	1.42	-
7	NQ2	0-86	86m	0.17	0.18
7	NQ2	Including 26-42	16m	0.30	0.41
7	NQ2	Including18-50	32m	0.20	0.27
7	NQ2	86- 126	Post mineralization dyke		

The Rabbit North property is a 2,200 ha block of mineral claims located 25 km southwest of Kamloops. It is well accessible by logging roads from Highway 97c that connects the Town of Logan Lake with the Coquihala Highway. Power lines, railroads, major highways, population centres and the world class Highland Valley Copper Mines, are all close by.

On January 28, 2004, Ballad entered into a Mineral Property Option Agreement (the "Agreement") with Global Hunter Corp. (formerly Auterra Ventures Inc.) ("Global"). Terms of the Agreement grant Ballad an option to earn up to a 70% interest in Rabbit North in consideration of the issuance of 200,000 common shares (received by Global during the year 2004) of Ballad on TSX Venture Exchange acceptance for filing, plus exploration expenditures of $1 million on the property and cash payments totalling $200,000 over four years. Ballad must issue a further 150,000 common shares after completing $600,000 in work to earn the right to acquire a 50% interest, and a further 150,000 shares to acquire a 70% interest. If the parties decide not to proceed with the underlying option from the Vendors of the property Ballad will receive shares of Global in exchange for its exploration expenditures and cash payments. The property is subject to a NSR Royalty in favour of the original vendors of 2% for base metals and 3% for gold and silver. Portions of these Royalties are purchasable for cash on a pro rata basis by Ballad and Global.

The underlying option agreement provides Global with the option to acquire 100% of the property by issuing 300,000 shares, paying $245,000 in cash and completing $1,000,000 worth of work staged over 5 years.

As at September 30, 2005, and December 31, 2004, the Company has incurred $177,517 in exploration expenditures on this property in compliance with its obligation to earn a 50% interest.

BALLAD GOLD & SILVER LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

Mineral Properties – Cont'd

Roberto Prospect, Peru

As at September 30, 2005, and December 31, 2004 Ballad held an interest in the Roberto base metal exploration property in the Peruvian province of Huancaveilea. This property was acquired with other property areas from TVX Gold Inc. in 1997.

SELECTED FINANCIAL INFORMATION

The following table presents selected financial information for the nine months ended September 30, 2005 and 2004, and last three audited fiscal years ended December 31, 2004, 2003 and 2002:

	Nine months ended September 30, 2005	Nine months ended September 30, 2004	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
	$	$	$	$	$
Revenue	-	-	-	-	-
Net loss	(293,058)	(378,413)	(553,640)	(1,922,319)	(369,909)
Basic and diluted loss per share	(0.01)	(0.02)	(0.03)	(0.19)	(0.06)
Total assets	974,380	878,916	920,430	874,401	40,178

For the nine months ended September 30, 2005 the net loss was $293,058 or $0.01 per share compared to the net loss of $378,413 or $0.02 per share (22.56% decrease) in 2004. The decrease in the net loss was primarily due to a decrease of $75,067 in stock-based compensation expense, $68,810 in legal fees and $5,693 in filing fees. These decreases were offset by the increase of $20,916 in consulting fees, $27,957 in interest charges, $11,891 in shareholder's communication expenses and $5,650 in office and miscellaneous expenditures with the balance of the decrease, $2,199 spread over the remainder of the expenses.

For the year ended December 31, 2004 the net loss was $553,640 or $0.03 per share compared to the net loss of $1,922,319 or $0.19 per share (71.2% decrease) in 2003. The decrease in the net loss was primarily due to a decrease of $37,332 in consulting fees, $52,473 in interest charges, $239,263 in shareholder communication expenditures, $49,332 in travel and promotion, and $995,933 in non-cash compensation expense. The company recorded $75,067 non-cash compensation expense (2003: $1,071,000), which represents the estimated fair value of stock options granted during the year ended December 31, 2004. These decreases were offset by $17,382 increase in legal fees during 2004.

For the year ended December 31, 2003 the net loss was $1,922,319 or $0.19 per share compared to the net loss of $369,909 or $0.06 per share for the comparable year ended December 31, 2002.

BALLAD GOLD & SILVER LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

Current Quarter

During the three months ended September 30, 2005, the Company incurred accounting and audit fees of $1,000 (2004: $3,000), consulting fees of $9,236 (2004: $4,994); filing fees of $Nil (2004: $775), interest charges of $11,447 (2004: $20), legal fees of $Nil (2004: $44,914), management fees of $7,500 (2004: $7,500), office and miscellaneous expenses of $11,827 (2004: $11,384), office rent of $9,300 (2004: $9,300), shareholder communication expenses of $21,189 (2004: $11,668), transfer agent fees of $1,469 (2004: $1,319) and travel and promotion expenses of $3,669 (2004: $7,567). In addition the Company recorded amortization expense of $1,016 during the quarter.

Year-to-date

During the nine months ended September 30, 2005, the Company incurred accounting and audit fees of $17,973 (2004: $17,400), consulting fees of $38,664 (2004: $17,748); filing fees of $7,647 (2004: $13,340), interest charges of $34,288 (2004: $6,331), legal fees of $20,943 (2004: $89,753), management fees of $22,500 (2004: $22,500), office and miscellaneous expenses of $30,795 (2004: $25,145), office rent of $27,900 (2004: $27,900), shareholder communication expenses of $74,055 (2004: $62,164), transfer agent fees of $4,053 (2004: $4,354), and travel and promotion expenses of $10,915 (2004: $13,247). The Company recorded amortization expense of $3,325 during the period ended September 30, 2005.

During the nine months ended September 30, 2005 Ballad incorporated its Argentinean subsidiary, Compania Minera San Antonio.

REVENUES

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

EXPENSES

The following table identifies the changes in general and administrative expense for the nine months ended September 30, 2005 and 2004 and years ended December 31, 2004, 2003 and 2002:

	Nine Months ended September 30, 2005	Nine months ended September 30, 2004	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
	$	$	$	$	$
Accounting and audit fees	17,973	17,400	27,970	36,049	35,180
Increase (decrease) *	3.29	-	(22.41)	2.47	-
Amortization	3,325	3,464	4,737	2,757	1,533
Increase (decrease) *	(4.01)	-	71.82	79.84	-

...Cont'd

BALLAD GOLD & SILVER LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

EXPENSES – CONT'D

	Six months ended June 30, 2005	Six months ended June 30, 2004	Year ended December 31, 2003	Year ended December 31, 2003	Year ended December 31, 2002
	$	$	$	$	$
Consulting fees	38,664	17,748	51,388	88,720	51,018
Increase (decrease) *	117.85	-	(42.08)	73.90	-
Filing fees	7,647	13,340	16,315	21,167	11,217
Increase (decrease) *	(42.68)	-	(22.92)	88.70	-
Interest	34,288	6,311	16,705	69,178	57,988
Increase (decrease) *	441.59	-	(75.85)	19.30	-
Legal	20,943	89,753	123,121	105,739	104,700
Increase (decrease) *	(76.67)	-	16.44	0.99	
Management fees	22,500	22,500	30,000	30,000	30,000
Increase (decrease) *	-	-	-	-	-
Office and miscellaneous	30,795	25,145	52,753	48,964	20,247
Increase (decrease) *	22.47	-	7.74	141.83	-
Rent	27,900	27,900	37,200	37,200	37,200
Increase (decrease) *	-	-	-	-	-
Salaries	-	-	-	-	8,708
Increase (decrease) *	N/A	N/A	N/A	N/A	-
Shareholder communications	74,055	62,164	76,738	316,001	30,000
Increase (decrease) *	19.12	-	(75.72)	953.34	-
Stock based compensation	-	-	75,067	1,071,000	-
Increase (decrease) *	N/A	N/A	(93.00)	N/A	-
Transfer agent	4,053	4,354	5,229	6,098	2,790
Increase (decrease) *	(6.91)	-	(14.25)	118.56	-
Travel and promotion	10,915	13,247	34,917	84,249	12,785
Increase (decrease) *	(17.60)	-	(58.55)	558.97	-

* Increase (decrease) expressed in % compared to the prior year or comparative period of the prior year (if less than one year).

BALLAD GOLD & SILVER LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

	Years ended December 31,							
	2005			2004				2003
	Q1	Q2	Q3	Q1	Q2	Q3	Q4	Q3
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net loss	(110,245)	(105,160)	(77,653)	(112,733)	(162,084)	(103,596)	(175,227)	(165,115)
Basic/diluted loss per share	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.02)

The net loss of $77,653 for the third quarter of the fiscal 2005 decreased compared to the net loss of $105,160 for the second quarter of the current year.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2005, the Company had working capital deficiency of $851,178 (2004: $516,180).

Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations. During the year ended December 31, 2004, the Company agreed to a private placement of 1,111,111 units at $0.225 per unit. Each unit comprises two common shares and one Series "A" two-year share purchase warrant, with each such share purchase warrant entitling the holder to purchase two additional common shares of the Company at $0.15 per share.

During the period ended June 30, 2005 the Company closed this private placement. A portion of the private placement consisting of 931,111 units (1,862,222 shares) was issued on a flow-through basis for total proceeds of $209,500.

Subsequent to September 30, 2005, the Company agreed to a non-brokered private placement financing of up to $1.5-million, consisting of up to 18.75 million units at eight cents per unit. Each unit is one share and one transferable warrant entitling the holder to purchase one additional share for 10.5 cents per share for a period of two years. A portion of the financing will be issued on a flow-through basis. Funds from the financing will be used for exploration, working capital, property payments, payment of debts, general corporate purposes and property investigations. Finders' fees may be payable on a portion of the financing in shares and/or cash.

At September 30, 2005, the Company held cash on hand of $2,097 (2004: $7,551) and liabilities totalled $871,013 (2004: $557,264).

The Company does not have any off-balance sheet arrangements.

BALLAD GOLD & SILVER LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

SHARE CAPITAL

Authorized:

100,000,000 common shares without par value

Issued:	Number of Shares	$
Balance, December 31, 2003	17,888,533	12,564,508
For cash:		
– pursuant to the exercise of share purchase warrants – at $0.20	475,000	95,000
For property option – at $0.60	200,000	120,000
Balance, December 31, 2004	18,563,533	12,779,508
For cash:		
– pursuant to the private placement– at $0.1125	2,222,222	250,000
Balance, September 30, 2005 and October 31, 2005	20,785,755	13,029,508

Share Purchase Warrants

At September 30, 2005, the following share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
1,264,667	$0.60	November 18, 2005
1,264,667		

The weighted average remaining life of all outstanding warrants is .14 years

During the period under review 9,000,000 share purchase warrants at $0.22 per share expired unexercised.

Stock Option Plan

The Company follows the policies of the TSX-V under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

BALLAD GOLD & SILVER LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

SHARE CAPITAL – CONT'D

The Company granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

Stock Option Plan – Cont'd

A summary of the status of the Company's stock option plan as of June 30, 2005 and 2004 and changes during the years then ended is presented below:

	September 30, 2005		September 30, 2004	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	1,788,853	$0.76	1,555,000	$0.80
Granted			258,853	$0.55
Expired/cancelled	(1,530,000)	($0.80)	-	
Options outstanding and exercisable at end of period	258,853	$0.13	1,813,853	$0.76

At September 30, 2005, 1,813,853 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Options	Exercise Price	Expiry Date
258,853	$0.13	April 6, 2006
258,853		

RELATED PARTY TRANSACTIONS

During the nine months ended September 30, 2005 and 2004, the Company incurred the following costs charged by directors of the Company and companies controlled by directors of the Company:

	2005	2004
Consulting fees	$ 27,000	$ -
Interest	19,650	-
Legal	20,000	44,839
	$ 66,650	$ 44,839

RELATED PARTY TRANSACTIONS – CONT'D

The above transactions have been in the normal course of operations and, in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

At September 30, 2005, accounts payable and accrued liabilities includes $306,780 (2004: $62,269) due to directors of the Company and companies controlled by directors of the Company. This amount includes cash advances from the President of the Company in relation to financing the Company's operations and exploration programs.

RISKS AND UNCERTAINTIES

Ballad plans to continue to raise additional capital through the exercise of stock options and warrants, and issuing new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

FORWARD – LOOKING STATEMENTS

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

82-4000

RECEIVED
2006 JAN -4 P 12:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BALLAD GOLD & SILVER LTD.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Anthony J. Beruschi, President and Chief Executive Officer for **Ballad Gold & Silver Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Ballad Gold & Silver Ltd.** (the "Issuer") for the interim period ending **September 30, 2005**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: November 29, 2005

"Anthony J. Beruschi"
Anthony J. Beruschi
President & CEO

82-4000

BALLAD GOLD & SILVER LTD.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Raymond Roland, Chief Financial Officer for **Ballad Gold & Silver Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Ballad Gold & Silver Ltd.** (the "Issuer") for the interim period ending **September 30, 2005**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: November 29, 2005

"Raymond Roland"
Raymond Roland
CFO

82-4000

BALLAD gold & silver ltd.

BALLAD GOLD & SILVER LTD.

501 - 905 West Pender Street
12g3-2(b): 82-4000
Standard & Poor's Listed
TSX Venture Exchange: BGS
OTC: BLDGF

Vancouver, BC V6C 1L6
Tel: 604.682.7159 ~ Fax: 604.669.5886
Toll Free: 888.880.2288

Internet: www.balladnet.com
email: ajb@balladnet.com

NEWS RELEASE ***October 18, 2005***

$900,000 PRIVATE PLACEMENT

Ballad Gold & Silver Ltd. ("Ballad") **BGS – TSX.V** is pleased to announce it has agreed to a non-brokered private placement financing of up to $900,000 comprised of 7,200,000 units at $0.125 per unit. Each unit is one share and one transferable warrant entitling the holder to purchase one additional share for $0.165 per share for a period of two years. A portion of the financing will be issued on a flow through basis. Funds from the financing will be used for exploration, working capital, property payments, payment of debts, general corporate purposes and property investigations. Finder's fees may be payable on a portion of the financing in shares and/or cash.

The financing and finder's fees are subject to acceptance for filing by the TSX Venture Exchange.

BALLAD GOLD & SILVER LTD.

Per: *"Anthony J. Beruschi"*
Anthony J. Beruschi
President

For further information please contact the president, Anthony J. Beruschi B.Sc. LLB., at 604.682.7159, or 1.888.880.2288 or ***ajb@balladnet.com.***

82-4000

BALLAD gold & silver ltd.

BALLAD GOLD & SILVER LTD.

501 - 905 West Pender Street
12g3-2(b): 82-4000
Standard & Poor's Listed
TSX Venture Exchange: BGS
OTC: BLDGF

Vancouver, BC V6C 1L6
Tel: 604.682.7159 ~ Fax: 604.669.5886
Toll Free: 888.880.2288

Internet: www.balladnet.com
email: ajb@balladnet.com

NEWS RELEASE ***November 24, 2005***

$1.5M PRIVATE PLACEMENT

Ballad Gold & Silver Ltd. ("Ballad") **BGS – TSX.V** is pleased to announce it has agreed to a non-brokered private placement financing of up to $1,500,000 comprised of up to 18,750,000 units at $0.08 per unit. Each unit consists of one common share and one transferable warrant entitling the holder to purchase one additional share for $0.105 per share for a period of two years. A portion of the financing may be issued on a flow-through basis. Funds from the financing will be used for exploration, working capital, property payments, payment of debts, general corporate purposes, property investigations and acquisitions. Finder's fees may be payable on a portion of the financing in cash.

The financing and finder's fees are subject to acceptance for filing by the TSX Venture Exchange.

Ballad is not proceeding with the private placement announced on October 18, 2005.

BALLAD GOLD & SILVER LTD.

Per: *"Anthony J. Beruschi"*
Anthony J. Beruschi
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release

For further information please contact the President, Anthony J. Beruschi B.Sc. LLB., at 604.682.7159, or 1.888.880.2288 or ***ajb@balladnet.com.***

Cautionary Note to US Investors: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefor involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

82-4000

BALLAD gold & silver ltd.

BALLAD GOLD & SILVER LTD.

2006 JAN -4 P 12:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

501 - 905 West Pender Street
12g3-2(b): 82-4000
Standard & Poor's Listed
TSX Venture Exchange: BGS
OTC: BLDGF

Vancouver, BC V6C 1L6
Tel: 604.682.7159 ~ Fax: 604.669.5886
Toll Free: 888.880.2288

Internet: www.balladnet.com
email: ajb@balladnet.com

NEWS RELEASE ***December 2, 2005***

PENASCUDO EXPLORATION

Previously announced exploration by Ballad that was expected to commence on the Peñascudo Gold/Silver Property in anticipation of legal title to the property being transferred to Ballad's Argentine subsidiary has been delayed while the company works to resolve considerations raised by two of 12 surface right holders overlying the Peñascudo Property. Ballad is pleased to announce legal title to the Alberto, Pedro, Rolando, Fernando, Ivan, Daniel and Cecilia minas have now been registered in the name of Ballad's subsidiary, Compañia Minera San Antonio S.A.

Ballad continues to develop and build contacts with the local community and landowners in connection with its planned exploration at Peñascudo.

Further information regarding exploration on Peñascudo will be issued as developments occur.

Ballad has the right to earn a 70% interest in the property from Golden Arrow Resources Corporation, subject to a 1.5% NSR royalty, by completing US $1,800,000 in exploration over 5 (five) years and issuing a total of 1,000,000 Ballad common shares (500,000 issued) and paying US $300,000 in year five. Ballad can earn a further 15% for a total interest of 85% by funding a feasibility study.

BALLAD GOLD & SILVER LTD.

Per: "Anthony J. Beruschi"
Anthony J. Beruschi
President

For further information please contact the president, Anthony J. Beruschi B.Sc. LLB., at 604.682.7159, or 1.888.880.2288 or ajb@balladnet.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Cautionary Note to US Investors: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may

contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

82-4000

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SECTION 7(1)(a) OF NATIONAL INSTRUMENT 51-102

Item 1. Reporting Issuer

Ballad Gold & Silver Ltd. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. Date of Material Change

October 18, 2005

Item 3. Press Release

Press Release dated October 18, 2005 and disseminated to the Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. Summary of Material Change

The Issuer announces that it has agreed to a non-brokered private placement financing of up to $900,000 comprised of 7,200,000 units at $0.125 per unit.

Item 5. Full Description of Material Change

The Issuer is pleased to announce that it has agreed to a non-brokered private placement financing of up to $900,000 comprised of 7,200,000 units at $0.125 per unit. Each unit is one share and one transferable warrant entitling the holder to purchase one additional share for $0.165 per share for a period of two years. A portion of the financing will be issued on a flow through basis. Funds from the financing will be used for exploration, working capital, property payments, payment of debts, general corporate purposes and property investigations. Finder's fees may be payable on a portion of the financing in shares and/or cash.

The financing and finder's fees are subject to acceptance for filing by the TSX Venture Exchange.

Item 6. **Reliance on Section 7(2) of National Instrument 51-102**

The Issuer is not relying on Section 7(2) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 18th day of November, 2005.

"Raymond Roland"
Raymond Roland, Director

82-4000

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SECTION 7(1)(a) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Ballad Gold & Silver Ltd. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

November 24, 2005

Item 3. **Press Release**

Press Release dated November 24, 2005 and disseminated to the Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces that it has agreed to a non-brokered private placement financing of up to $1,500,000 comprised of up to 18,750,000 units at $0.08 per unit. The Issuer is not proceeding with an earlier announced private placement.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that it has agreed to a non-brokered private placement financing of up to $1,500,000 comprised of up to 18,750,000 units at $0.08 per unit. Each unit consists of one common share and one transferable warrant entitling the holder to purchase one additional share for $0.105 per share for a period of two years. A portion of the financing may be issued on a flow-through basis. Funds from the financing will be used for exploration, working capital, property payments, payment of debts, general corporate purposes, property investigations and acquisitions. Finder's fees may be payable on a portion of the financing in cash.

The financing and finder's fees are subject to acceptance for filing by the TSX Venture Exchange.

The Issuer is not proceeding with the private placement announced on October 18, 2005.

Item 6. Reliance on Section 7(2) of National Instrument 51-102

The Issuer is not relying on Section 7(2) of National Instrument 51-102.

Item 7. Omitted Information

There is no omitted information.

Item 8. Senior Officers

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 2nd day of December, 2005.

"Raymond Roland"
Raymond Roland, Director